File No.
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of
Goldman Sachs ETF Trust
Goldman Sachs Asset Management, L.P.
Goldman, Sachs & Co.
Please send all communications and orders regarding this Application to:

Peter V. Bonanno	Margery K. Neale
Goldman Sachs Asset Management, L.P.	Willkie Farr & Gallagher LLP
32 Old Slip	787 Seventh Avenue
New York, New York 10005	New York, New York 10019
Page 1 of 89 Sequentially Numbered Pages (including exhibits)
As filed with the Securities and Exchange Commission on December 24, 2009

C. Goldman, Sachs & Co.	86
VERIFICATIONS	87
A. Verification of Application and Statement of Fact	87
1. Goldman Sachs ETF Trust	87
2. Goldman Sachs Asset Management, L.P.	88
3. Goldman, Sachs & Co.	89

I. INTRODUCTION
     A. Summary of Relief Requested and Request for an Order
          Goldman Sachs ETF Trust (the “Trust”), Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”) and Goldman, Sachs & Co. (the “Distributor,” and together with the Trust and the Adviser, “Applicants”) submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) requesting an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and (B) of the Act (the “Order”).
          Applicants are seeking the Order to permit the Trust to create and operate investment portfolios or series (each a “Fund” and collectively, the “Funds”) that will offer exchange-traded shares as described in this Application. Applicants request that any Order granted in respect of this Application apply to any future series of the Trust and to any other open-end management investment companies that operate as exchange-traded funds (“ETFs”) and are advised by GSAM or a GSAM Affiliate (as defined below) or their respective successors and assigns, subject to the terms of this Application (collectively, the “Future Funds”).1 The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (the “Fixed Income Funds”) traded in the U.S. or non-U.S. markets, a combination of equity and fixed income securities (the “Balanced Funds”), or equity securities or fixed income securities traded in international markets (the “International Funds”), as well as repurchase agreements, reverse

[1]	The term “Fund” when used in this Application includes Future Funds unless the context clearly requires otherwise.

repurchase agreements, government securities, cash and cash equivalents, options, futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, indexed and inverse floating rate securities, convertible instruments, preferred stocks, rights and warrants), shares of other ETFs and shares of money market mutual funds or other investment companies or pooled investment vehicles that invest primarily in short-term fixed-income securities (collectively, “Other Instruments”), all in accordance with their investment objectives. The securities and Other Instruments (together with any cash are collectively referred to as the “Fund Investments”) may be held long or sold short by a Fund. Any Future Fund will (1) be advised by GSAM (or its successors or assigns) or an entity controlling, controlled by, or under common control with GSAM (“GSAM Affiliates”), and (2) comply with the terms and conditions of the requested Order.
          The requested Order would permit, among other things, (1) Funds to redeem their shares (“Shares”) only in large aggregations (“Creation Units”); (2) the Shares to trade on a national securities exchange, as defined in Section 2(a)(26) of the Act, such as the New York Stock Exchange LLC and The Nasdaq Stock Market, Inc. (“Nasdaq”) (national securities exchanges are collectively referred to herein as “Exchanges” or individually as an “Exchange”) at negotiated market prices rather than at the net asset value (“NAV”) of the Shares; (3) relief from the seven (7) calendar day redemption requirement for International Funds under specified limited circumstances; and (4) certain affiliated persons of the Funds to buy securities or other property from, and sell securities or other property to, the Funds in connection with the in-kind purchase and redemption of the Shares (this relief is herein referred to as the “ETF Relief”).

          Applicants are also requesting that the Order permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” (as defined in Section 12(d)(l)(G)(ii) of the Act) as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act. In this Application, the management companies investing in the Funds are referred to as the “Investing Management Companies,” the investing UITs are referred to as the “Investing Trusts,” and they are collectively referred to herein as the “Investing Funds.”2 The requested exemptions would also permit the Funds, and any principal underwriter for the Funds, and any broker or dealer (“Brokers”) registered under the Securities Exchange Act of 1934 (the “Exchange Act”), to sell Shares beyond the limitations in Section 12(d)(l)(B) of the Act. This relief is referred to herein as the “Investing Fund Relief” (together with the ETF Relief, the “Relief”).
          In addition, Applicants request relief from Sections 17(a)(l) and (2) to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund and to engage in the accompanying in-kind transactions described in this Application. An Investing Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.
          Applicants believe that (1) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the

[2]	Investing Funds do not include the Funds.

policy and provisions of the Act; (2) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of the Funds and will be consistent with the policies of any Future Fund and that the proposed transactions are consistent with the general purposes of the Act; and (3) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.
     B. Comparability of Relief Sought to Prior Relief Granted by the Commission
          The requested Relief is very similar to the relief granted by the Commission to other open-end management investment companies operating as ETFs, including, for example: iShares Trust and iShares, Inc., IndexIQ ETF Trust, and PowerShares Exchange-Traded Fund Trust (collectively, “Prior ETFs”) pursuant to their respective applications for exemptive relief (“Prior Orders”).3

[3]	Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et. al., Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), iShares Trust, et al., Investment Company Act Release No. 25111 (Aug. 15, 2001) and iShares, Inc., et al., Investment Company Act Release No. 25215 (Oct. 18, 2001), each as amended by iShares, Inc. et. al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et. al., Investment Company Act Release No. 26006 (April 15, 2003) and Barclays Global Fund Advisors, et. al., Investment Company Act Release No. 26626 (Oct. 5, 2004); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc. et. al., Investment Company Act Release No. 25623 (June 25, 2002) and iShares, Trust et. al., Investment Company Act Release No. 26006 (April 15, 2003). All as amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (Jan. 17, 2007) (collectively the “iShares Operating Orders”); iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) (the “iShares Section 12(d)(1) Order”). IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (March 20, 2009) (the “IndexIQ Order”). In the Matter of PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”).

          All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.
          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
II. APPLICANTS
     A. The Trust
          The Trust is a newly organized Delaware statutory trust that will be registered under the Act as an open-end management investment company. The Trust is authorized to organize and offer interests in an unlimited number of series (i.e., Funds). The Trust will offer and sell shares of the Funds pursuant to a Registration Statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (a “Registration Statement”). In addition to the Initial Fund (as defined below) described in this Application, the Trust intends to create new diversified or non-diversified Future Funds, each of which will operate pursuant to the terms and conditions stated in this Application. The Trust is overseen by a board of trustees (the “Board”) that, prior to the offering of Shares, will adhere to the composition requirements of Section 10 of the Act.
     B. The Funds
          Each Fund (including Future Funds) will consist of a portfolio of securities or Other Instruments selected to generally correspond, collectively, to the return and yield performance of a specified index (each index, an “Underlying Index” or “Index”). No entity that creates, compiles, sponsors or maintains an Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any subadviser to a Fund, or promoter of a Fund, or of the Distributor. Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to qualify as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Directly holding all of the securities or other financial instruments of certain Underlying Indices may cause a Fund to fail to qualify as a RIC because of diversification or income limitations imposed by the Code. In such instance, the Adviser may utilize representative sampling techniques or other investment strategies, including investments in Other Instruments (e.g., swap contracts) that provide exposure to all or a portion of an Underlying Index, to attempt to meet the RIC requirements mandated by the Code. Under such circumstances, a Fund may hold all, a portion or none4 of the components that constitute the Underlying Index. In situations where a Fund holds Other Instruments that have implicit or embedded leverage, the Fund may hold cash and cash equivalents that are not included in the Underlying Index in order to comply with Commission and staff pronouncements on the issuance of senior securities.5
          The Adviser believes that the investment performance of a Fund, before fees and expenses, will closely track the performance of its Underlying Index notwithstanding the fact that the Fund may not consistently hold the constituents of the Underlying Index. In order to maintain performance closely correlated with its Underlying Index, the Adviser intends to invest a Fund’s assets in securities and Other Instruments that collectively will have investment characteristics (e.g., industry sector concentration, volatility, yield, liquidity, and other factors) that are substantially similar to the Underlying Index as a whole or its individual components.

[4]	A Fund may hold a swap, for example, that provides all or a portion of the return of the Underlying Index without holding the components of the Underlying Index.

[5]	See Investment Company Act Release No. 10666 (April 18, 1979).

          The Adviser expects that Authorized Participants (as defined below) will be able to readily ascertain the value of the Fund Investments because information regarding these investments will be disclosed daily. The terms of a swap held by a Fund, for example, such as its reference asset, notional value and other aspects, will be disclosed. Likewise, the maturity date, reference asset and notional value of futures contracts held by a Fund will be made publicly available. The Adviser expects that independent pricing of the reference asset underlying an Other Instrument (e.g., pricing information on the S&P 500 Index in the case of a swap or futures contract based on that index) will be available to Authorized Participants. Pricing information, coupled with knowledge of the other aspects of the instrument (e.g., its notion value) should allow Authorized Participants and other market participants to determine the value of Other Instruments in real time.
          Each Fund expects to appoint an administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”), transfer agent (the “Transfer Agent”) and dividend disbursing agent (the “Dividend Disbursing Agent”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent and Dividend Disbursing Agent will be disclosed in the Registration Statement for the Funds. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder and will be subject to the oversight of the Board.
          The Board may determine that it is advisable for one or more Funds to lend securities, and appoint a securities lending agent (the “Securities Lending Agent”) for the Fund to facilitate the lending program. If securities loans are made, the Trust and the Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company.

          The initial fund (the “Initial Fund”) will be a series of the Trust. The Underlying Index for the Initial Fund will be maintained by an index provider unaffiliated with the Adviser and will offer an extensive representation of the Brazilian, Indian, Chinese and Korean markets by targeting all companies with a market capitalization within the top 85% of their investable equity universe, subject to a global minimum size requirement. The Underlying Index is weighted and rebalanced based on constituent free-float market capitalization, liquidity, and other factors, on a quarterly basis, and is expected to consist of approximately 300 to 450 constituents. The Initial Fund will seek to offer its investors the opportunity to gain exposure to the Underlying Index.
     C. The Adviser
          The Adviser will be the investment adviser to the Initial Fund. The Adviser is a limited partnership organized under the laws of Delaware, with its principal office in New York, New York. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser may arrange for and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and the executive and administrative personnel necessary for managing the investment program of each Fund. Applicants note that affiliates of the Adviser may be hired to provide other services, such as administration, custody or transfer agency services, to the Funds, subject to the Board’s approval. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as sub-adviser to a Fund (each, a “Subadviser”). Each Subadviser will be registered under the Advisers Act.
     D. The Distributor
          Goldman, Sachs & Co., the Distributor, will act as the distributor and principal underwriter for the Funds. The Distributor is an affiliate of the Adviser and is registered as a broker-dealer under the Exchange Act. The Distributor will distribute Shares on an agency basis.

The Distributor will be identified as such in the current prospectus (“Prospectus”) included in the Registration Statement for each Fund.
III. APPLICANTS’ PROPOSAL: ETF RELIEF
     A. Operation of the Funds
          1. Capital Structure and Voting Rights; Book-Entry
          Persons having ownership of Shares (“Share Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law. Shares will be registered in book-entry form only. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Ownership of Shares will be shown on the records of DTC or DTC participants (e.g., brokers, banks, trust companies, and other financial institutions) (“DTC Participants”). Share Owners will exercise their rights in such securities indirectly through the Depository and DTC Participants. Share Owners will receive all of the notices, statements, shareholder reports and other communications required under the Act and other applicable laws. No Share Owner shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Share Owners will be at the expense of the Funds through the customary practices and facilities of the Depository and the DTC Participants.

          2. Investment Objectives
               a. General
          The investment objective of each Fund will be to provide investment returns that closely correspond to the total return and yield performance of its Underlying Index. In seeking to achieve the investment objective of each Fund, the Adviser may utilize a “replication” strategy or a “representative sampling” strategy to track the Fund’s Underlying Index. Each Fund’s Prospectus will indicate whether the Fund will follow a replication or a representative sampling strategy. A Fund using a replication strategy will invest in substantially all of the component securities or Other Instruments that constitute its Underlying Index (“Component Securities”) in approximately the same proportions as in the Underlying Index.
          A Fund that uses a representative sampling strategy is expected to hold many of the Component Securities of its Underlying Index, but it may not hold all or any of the Component Securities of its Index or may hold them in different proportions than its Index. When using a representative sampling strategy, the Adviser (or the Fund’s Subadviser, as applicable) attempts to match the risk and return characteristics of a Fund’s portfolio to the risk and return characteristic of its Underlying Index. For each Fund, the Adviser (or the Subadviser, as applicable) will use its own proprietary trading methodologies to attempt to structure the Fund Investments to, collectively, closely correlate to the investment characteristics of the Underlying Index as a whole. A Fund may make substantial use of Other Instruments when employing a representative sampling strategy.
          A Fund may benefit from using a representative sampling strategy. When using a representative sampling strategy, for example, the Adviser may exclude Component Securities from the Fund’s portfolio that it believes will soon be removed from the Underlying Index.

Additionally, in the case of Fixed Income Funds or Balanced Funds, the Adviser will have the investment discretion not to purchase bonds that are perceived as expensive (i.e. bonds that trade at perceived higher prices or lower yields due to supply and demand dynamics) in favor of selecting bonds that have the same relative risk, value, duration and other characteristics but are potentially less expensive. The Adviser also can avoid securities or financial instruments it deems less liquid than others with similar characteristics in order to facilitate a more liquid and tradable portfolio, thereby potentially improving arbitrage opportunities for persons transacting in Shares. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.
          The use of a representative sampling strategy may diminish the ability of a Fund to track its Underlying Index with the same degree of accuracy as would a Fund that invested in every Component Security of its Index. This potential for tracking error may be mitigated, however, by a Fund’s use of Other Instruments that are structured to produce the same return as an Underlying Index. Applicants anticipate that, over time, the Adviser will be able to manage the Funds such that the expected tracking error of a Fund using a representative sampling strategy relative to the performance of its Underlying Index will be less than 5%.
          A Fund may invest in securities that are not Component Securities of its Underlying Index(the “ex-index basket”), for example, in order to reflect prospective changes in the Index (such as reconstitutions, additions and deletions of Component Securities) or to facilitate a representative sampling strategy. Any security selected by the Adviser for inclusion in the Fund’s ex-index basket will be selected based on the Adviser’s belief that the investment will assist the Fund in tracking the performance of its Underlying Index. 7 With respect to the

[7]	The Funds are permitted to invest in shares of other ETFs (including other Funds) to the extent that such investment is consistent with the Fund’s investment objective, Registration Statement, and any applicable investment restrictions. Such investments would be made within the limits of Section 12(d)(l) of the Act and would be made through purchases of shares in the secondary market. A Fund would hold shares of another ETF, for example, if doing so was determined by the Fund to be in the best interest of the Fund such as, where doing so would improve the liquidity, tradability or settlement of its Fund Investments, thereby potentially reducing the costs of creation and redemption activity, or help the Fund track its Underlying Index. A Fund could invest in shares of a single ETF that is expected to have risk and return characteristics similar to one or more Component Securities in its Underlying Index. The ability to submit or receive a single easily tradable security (i.e., shares of an ETF) as a substitute for a group of securities is expected to decrease the costs of creation and redemption activity, particularly for Funds that invest in multiple non-U.S. markets and especially for non-U.S. securities subject to transfer restrictions or stamp (transaction) taxes in their home markets. The decreased costs should improve the efficiency of the creation and redemption process described in this Application and facilitate more efficient arbitrage activity, while at the same time permitting the Fund to obtain exposure to securities in its Underlying Index through its investment in a single ETF holding similar securities.

Initial Fund and any Future Funds, Applicants represent that the Fund’s portfolio holdings will have aggregate investment characteristics similar to the Component Securities of their Underlying Index and expect that the Fund Investments will have a total return similar to the Underlying Index.
          3. Depository Receipts
          Applicants anticipate that certain Funds, including the International Funds, will invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities that have been deposited with the Depository. The Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. American Depositary Receipts (“ADRs”) are registered under the Securities Act on Form F-6. Applicants believe that investments in ADRs will not adversely affect the Funds. The ADRs in which the Funds may invest are expected to be liquid securities and the Funds will not invest in any ADRs for which pricing information is not readily available at the time of investment. The Funds generally will invest in sponsored ADRs, except for certain listed ADRs that remain unsponsored. Neither GSAM nor any Subadviser nor any of their affiliates will serve as a Depository for any ADRs acquired by a Fund. The identity of the Depository of any ADR will not be a criteria used by GSAM, any Subadviser or a Fund in selecting Fund Investments or the securities the Fund will accept in consideration for the purchase of Shares in an in-kind transaction.
          Generally, a Fund will hold Depositary Receipts only in situations where the Adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign security, would benefit the Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or otherwise improves the liquidity, tradability or settlement of the Fund’s then current Creation Deposit (as defined below). A Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Alternatively, local market regulations may place restrictions on the transfer of local securities and prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process causing the Adviser to elect to hold Depositary Receipts. In addition, to the extent that a Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Creation Deposit and of disposing of securities to investors redeeming Shares in-kind. Furthermore, certain Depositary Receipts—namely global depositary receipts and Euro depositary receipts—may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, causing the use of them in certain instances to reduce trading, settlement and other costs for a Fund. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Creation Deposit or distributed in redemption transactions. This should improve the efficiency of the creation and redemption process and facilitate efficient arbitrage activity in Shares of the Funds.
          Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. Applicants believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will not have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants also believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities as both are traded and priced intra-day on securities exchanges and markets. As further described below, the Funds will publish each business day a list of the securities and Other Instruments the Fund will accept in consideration for the purchase of Shares (including any Depositary Receipts) and the intra-day values of the Creation Deposit will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem Shares will have equal access to this information and access to the information regarding securities (including any Depositary Receipts) in a Creation Deposit. Applicants therefore expect that a Fund’s investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Fund. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Fund.
          4. Management of the Funds
          The Adviser will manage the operations of each Fund and, in consultation with any Subadviser, the investment operations of each Fund, subject to the overall oversight of the Board. As stated above, the composition of the Board will be in compliance with the requirements of Section 10 of the Act.
          5. Listing and Trading
          The Shares of each Fund will be listed on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units. The principal secondary market for the Shares will be the Exchange on which they are primarily listed (the “Primary Listing Exchange”). The Distributor will not maintain a secondary market in Shares. Shares traded on the Primary Listing Exchange or other Exchange will be traded in a manner similar to the Prior ETFs, and it is expected that one or more Exchange member firms will be designated to act as a specialist or market maker and maintain a market for the Shares trading on the Primary Listing Exchange or other Exchanges on which Shares are traded. Each specialist or market maker designated as such for a particular Fund listed on an Exchange is referred to as the “Exchange Specialist.” No Exchange Specialist for Shares of any Fund will be an affiliated person of, or an affiliated person of an affiliated person of, the Fund, except potentially under Sections 2(a)(3)(A) or 2(a)(3)(C) of the Act solely due to ownership of Shares, as described in this Application. Shares may also be cross-listed on one or more foreign securities markets.

     B. Purchases and Redemptions of Shares and Creation Units
          The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. (Eastern standard time) on each day that the Fund is open for business (each, a “Business Day”).8 The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that the price of a Share will range from $5 to $200, and that the price of one Creation Unit will range from $250,000 to $20,000,000.
          Shares will be listed and traded on an Exchange in the same manner as other equity securities. The price of Shares trading on an Exchange will be based on the current bid-offer for the Shares existing in the market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on an Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.
          The pricing of Shares by means of bids and offers in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by the Prior ETFs, whose individual securities all trade in the secondary market. Applicants understand that most Prior ETFs have traded at, or very close to, their respective NAVs since their trading commenced. Like those products, the price at which Shares will trade are expected to be affected, and disciplined, by arbitrage opportunities created by the ability to purchase or redeem Creation

[8]	The NAV of certain Fixed Income Funds, Balanced Funds and International Funds may be determined prior to 4:00 p.m. Eastern standard time on each Business Day. Information regarding the determination of a Fund’s NAV will be disclosed in its Prospectus and statement of additional information (“SAI”).

Units at NAV. Applicants believe that this mechanism should ensure that Shares similarly do not trade in the secondary market at a significant premium or discount in relation to their NAV.
          1. Placement of Orders to Purchase Creation Units
               a. General
          Shares of the Initial Fund and Future Funds generally will be purchased by means of an in-kind tender of specified securities or Other Instruments (the “Deposit Securities”) with any cash portion of the purchase price proceeds expected to be kept to a minimum, all in the manner described herein. Although many Funds are expected to operate on an in-kind basis, in order for the Trust to preserve maximum efficiency and flexibility, the Funds reserve the right to accept and deliver Creation Units entirely for cash consideration (an “All-Cash Payment”). Funds investing substantially in Other Instruments will normally transact by means of an All-Cash Payment.
          Persons purchasing Creation Units from the Funds must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Adviser (the “Cash Amount”), plus the applicable Transaction Fee (as defined below), or an All-Cash Payment. The Cash Amount is a cash payment designed to ensure that the total aggregate value of a Creation Deposit (as defined below) is identical to the NAV of the Creation Unit it is used to purchase. With respect to the Cash Amount for in-kind transactions and All-Cash Payments, the purchaser of Shares will make a cash payment on the settlement date.9 The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.”

[9]	If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than from the purchaser to the Fund.

          The Adviser will make available through the Distributor on each Business Day, prior to the opening of trading on the Primary Listing Exchange (expected to be 9:30 a.m. (Eastern standard time)), a list of Deposit Securities and the required number of shares of each Deposit Security10 to be included in the Creation Deposit for each Fund or cash information for each Fund,11 including when the purchase of Creation Units from the Fund is made by means of an All-Cash Payment. The Creation Deposit will continue to apply to all purchases of Creation Units until a new Creation Deposit composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Amount. The Adviser will make this information available through the Distributor along with the information about the Deposit Securities.
          For Funds operating by means of in-kind transactions, a Fund may minimize its need to purchase Fund Investments in the open-market and may more closely achieve the desired correlation to its Underlying Index. The Trust, however, may conclude that operating on an in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, the Trust may permit, in its discretion, the use of All-Cash Payments or allow an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required, for example, in circumstances where one or more

[10]	Under circumstances where the Deposit Securities include Other Instruments, information regarding the Other Instruments will be made available (e.g., notional amounts and reference assets pertaining to the Other Instruments).

[11]	Applicants expect the same information to be provided prior to the opening of trading on any Exchange that is the Primary Listing Exchange for Shares. Applicants believe that All-Cash Payments, if used, will not affect arbitrage efficiency. It is the view of Applicants that it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities or cash or a combination of cash and securities. The main concern of the arbitrageur is its ability to profit from bidding the Share price of any Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to effect creation transactions in cash or with Deposit Securities. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Fund Investments.

Deposit Securities may not be available in the quantity needed to make a Creation Deposit, may not be eligible for trading by an Authorized Participant (as defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of certain International Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Additionally, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Fund to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of the securities and acquire new securities, thus incurring transaction costs that could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Creation Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.
          Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or any security that will be distributed to a redeeming shareholder in an in-kind redemption that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading certain securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as settlement date and price. The actual securities delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or security to be received in redemption.
          All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (1) a “participating party,” that is, a Broker or other participant in the Shares Clearing Process through the Continuous Net Settlement System (the “CNS System”) of the National Securities Clearing Corporation (“NSCC”), or (2) a DTC Participant, which in either case has executed an agreement with the Trust and/or the Distributor, with respect to creations and redemptions of Creation Units (an “AP Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to the Funds. In the case of Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Creation Deposit with the Fund “outside” the Shares Clearing Process through the facilities of DTC as described in the Fund’s Registration Statement. In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified below under the heading “Settlement and Clearing of Fixed Income Funds.”12
               b. Transaction Fees
          In order to defray the transaction expenses that may be incurred by a Fund when investors transact in Creation Units, each Fund will impose transaction fees (“Transaction Fees”). Transaction Fees may be used to offset fees and expenses including, but not limited to, brokerage costs, any settlement costs charged by DTC, market risk incurred by a Fund needing to purchase Deposit Securities in the market instead of receiving them in-kind, and other transaction costs. The Transaction Fees will be borne only by investors purchasing and

[12]	Applicants anticipate that creation and redemption procedures for Balanced Funds will be similar to those applicable to Fixed Income Funds; however, the specific procedures will be established prior to a Balanced Fund’s inception.

redeeming Creation Units and will be limited to amounts that have been determined by the Adviser to be appropriate in order to defray the transaction expenses that will be incurred by a Fund when an investor transacts in Creation Units.13 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with transactions in Creation Units directly between investors and the Fund and to place the Funds in the same economic situation they would otherwise be in if the transaction had been accomplished on an in-kind basis. Transaction Fees will differ for each Fund, depending on the transaction expenses related to the Fund Investments. Every purchaser of a Creation Unit will be provided with information regarding the Transaction Fees as required by the Commission or its staff.
               c. Timing and Transmission of Purchase Orders
          All orders to purchase Creation Units must be received by the Distributor no later than the order placement deadline stated in a Fund’s Prospectus (the “Order Deadline”), which, for most Funds, is expected to be 4:00 p.m. (Eastern standard time) on the date the order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. In the case of custom orders,14 the order must be received by the Distributor no later than one hour prior to Order Deadline. The Distributor may in its discretion reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund may in its discretion reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group

[13]	In all cases, the Transaction Fees will be limited in accordance with any requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[14]	A custom order may be placed by an Authorized Participant in the event that the Fund permits or requires the substitution of an amount of cash to be added to the Cash Amount to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for trading by such Authorized Participant or the investor for which it is acting. On days when the Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Deadline for custom orders is expected to be no later than 11:00 a.m. Eastern standard time.

of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (2) the required Creation Deposit is not delivered; (3) the acceptance of the Creation Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the Fund or the rights of Share Owners; or (6) there exist circumstances outside the control of the Trust or the Fund that make it impossible to process purchases of Shares for all practical purposes.15
          The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus or summary prospectus, to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.
               d. Creation Procedures Applicable to Equity Funds
          An entity purchasing Creation Units may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Deposit Securities to the Fund, along with the appropriate Transaction Fee. Upon the deposit of Deposit Securities in payment for Creation Units placed through the Distributor Shares will be delivered to the purchaser thereof.

[15]	Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; acts of war or terrorism; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process; and similar extraordinary events.

          An entity purchasing Creation Units outside the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and, as a result, may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. The higher Transaction Fee will be disclosed in the manner prescribed by the Commission.16
          Subject to the conditions that (1) a properly completed purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Order Deadline on the Transmittal Date and (2) arrangements satisfactory to the Trust are in place for payment of the Cash Amount and any other cash amounts that may be due, the Trust will accept the order, on behalf of the Fund, subject to its right (and the right of the Adviser) to reject any order not submitted in proper form.
          Once the Trust has accepted an order on behalf of a Fund, upon the next determination of the NAV per Share of the Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.
          Upon the deposit of a Creation Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.17 Specifically, when the Custodian has

[16]	See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “N-1A Amending Release”).

[17]	To the extent contemplated by an AP Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Creation Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash or U.S. Government securities (marked-to-market daily) up to 105% of the value of the missing Deposit Securities. The AP Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring the Deposit Securities and the value of the collateral. The SAI may contain further details relating to the collateral procedures.

confirmed that the required securities included in the Deposit Securities (or collateral of the same value), or cash in the case of an All-Cash Payment, have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Fund will issue and cause delivery of the Creation Unit purchased.
               e. Creation Procedures Applicable to International Funds
          For the International Funds, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate subcustodians, on behalf of itself or the Share Owner, the relevant Deposit Securities and/or collateral of the same value of all or a part of the securities, in the case of a permitted or required “cash in lieu” amount, with any appropriate adjustments as determined by the Fund. Deposit Securities or All-Cash Payments must be delivered to the accounts maintained at the Custodian or applicable subcustodians. The subcustodians will confirm to the Custodian that the required securities, collateral and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities, collateral and/or cash have been delivered. Creation Units will not be issued until a Creation Deposit or an All-Cash Payment, as applicable, have been delivered to the accounts maintained at the applicable subcustodians.
               f. Creation Procedures Applicable to Fixed Income Funds
          See Section III.B.2.b below entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed-Income Funds.
          2. Redemption of Creation Units
          Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to request that the Fund redeem the Shares. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption in proper form by a Fund. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities or Other Instruments (“Redemption Securities”).18 Redemptions also may be paid in cash. Redemptions of Creation Units will occur through procedures that are analogous (in reverse) to those for purchases. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the AP Agreement. An entity redeeming Shares in Creation Units through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected on an in-kind basis, calculated in the manner as disclosed in the Fund’s Registration Statement.
          The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act and pursuant to the requested relief with respect to the International Funds discussed in this Application. Redemption requests must be received by the Order Deadline specified in the Prospectus (typically 4:00 p.m. Eastern standard time) to be redeemed at the NAV for that day. In the case of custom redemptions19 the order must be received by the Distributor no later than one hour earlier than the Order Deadline.

[18]	A Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including with respect to satisfying redemptions with Rule 144A eligible restricted Redemption Securities. A Fund’s Registration Statement will disclose that “An Authorized Participant that is not a Qualified Institutional Buyer as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

[19]	Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash to replace any Redemption Securities that may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

          Each Fund will have the right to make redemption payments in cash, in-kind or a combination of the two, provided the value of its redemption payments equals the NAV per Share. At the discretion of the Fund, a Share Owner might also receive the cash equivalent of a Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities because of another transaction with or for the issuer of those securities or otherwise. A specific example might be the presence of the securities on an investment banking firm’s restricted list. Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Redemption Securities plus or minus a Cash Amount as the case may be (a “Fund Redemption”). In the case of a redemption, the Cash Amount is cash in an amount equal to the difference between the NAV per Creation Unit of the Shares being redeemed and the market value of the Redemption Securities.20 A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Amount, the investor will be required to deliver payment to the Fund.
               a. Redemption Procedures Applicable to Equity Funds
          Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process. Creation Units may also be redeemed outside the Shares Clearing

[20]	Although calculated in the same manner as the Cash Amount for purchases of Creation Units, the actual amount of the Cash Amount may differ if the Redemption Securities are not identical to the Deposit Securities on that day.

Process; however, a higher Transaction Fee may be charged.21 As discussed above, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeeming investor receiving cash in lieu of one or more Redemption Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling the securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described above and will be calculated in the manner as disclosed in the Fund’s Registration Statement.
          A redemption request outside the Shares Clearing Process will be considered to be in proper form if (1) a duly completed request form is received by the Fund or its agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust; (2) arrangements satisfactory to the Trust are in place for the Authorized Participant to

[21]	To the extent contemplated by the AP Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Fund, at or prior to closing of the regular trading session on the Exchange on the date such redemption request is submitted, the Fund will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash or U.S. Government securities having a value (marked-to-market daily) up to 125% of the value of the missing Shares. The procedures for collateralization of missing Shares will require, among other things, that any collateral shall be held by the Custodian and marked-to-market daily, and that the fees of the Custodian and any subcustodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The AP Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

transfer or cause to be transferred to the Trust the Creation Unit being redeemed on or before contractual settlement of the redemption request; and (3) it complies with the terms of the AP Agreement. As discussed above, in certain circumstances, a Fund in its discretion may require or permit cash to be substituted for some or all Redemption Securities.
               b. Settlement and Clearing of Fixed Income Funds.
          The Deposit Securities and Redemption Securities of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. Government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. Government) fixed income securities. For Funds utilizing the in-kind process, the Custodian will monitor the delivery of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly. DTC or its nominee will be the record or registered owner of all outstanding Shares. Ownership of Shares will be shown on the records of DTC or DTC Participants. Shares will be registered in book entry form only, which records will be kept by DTC.
          As with the settlement of Equity Fund transactions outside of the CNS System, (1) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. Government securities) will clear and settle through DTC and (2) U.S. Government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (i.e., trade date plus three Business Days (“T + 3”)) an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate bonds (other than U.S. Government securities) through DTC to a DTC account maintained by the Fund’s Custodian, and Deposit Securities that are U.S. Government securities, together with any Cash Amount (or cash in the case of an All-Cash Payment), to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of a failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the bond remains undelivered) and the receipt of any Cash Amount, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participant through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transactions essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Securities and any Cash Amount or All-Cash Payment. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Securities that are corporate and non-corporate bonds (other than U.S. Government securities) to the Authorized Participant through DTC and Redemption Securities that are U.S. Government securities, together with any Cash Amount (or cash in the case of an All-Cash Payment), through the Federal Reserve System.
          Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Because creation and redemption transactions for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Redemption Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Amount. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Securities and the Cash Amount or All-Cash Payment) until the Fixed Income Fund or its agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Redemption Securities, the Funds plan to settle transaction in U.S. Government securities, corporate bonds and non-corporate bonds and Shares on the same T + 3 settlement cycle.
          Applicants believe that the clearing and settlement process will not affect the arbitrage of Shares of the Fixed Income Funds.22
               c. Redemption Procedures Applicable to International Funds
          When redeeming a Creation Unit of an International Fund and taking delivery of Redemption Securities in connection with the redemption into a securities account of the

[22]	Applicants note that Shares of the Funds typically will trade and settle on a T + 3 basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Redemption Securities through the Shares’ T + 3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that the Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants believe that this apparent premium will not have any impact on arbitrage activity or the operations of the Funds. The Exchange Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and, Applicants believe, regularly consider such information when buying an individual bond or baskets of fixed income securities.

Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a Broker, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions,23 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities into cash.
          3. Pricing of Shares
          The price of Shares on the Exchange will be based on the current bid-offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, although Applicants believe that the market value of Shares primarily will rise or fall based on changes in the current value of Fund Investments. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on an Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

[23]	Applicants observe that certain Share Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Share Owners must redeem Creation Units for cash.

          Applicants believe that the existence of a continuous secondary market for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Cash Amount, will be key features of the Trust particularly attractive to certain types of investors. The pricing of Shares by means of bids and offers on an Exchange would be similar to the pricing of shares of many other ETFs.
     C. Likely Purchasers of Shares
          Applicants believe that there will be four main types of market participants interested in buying and selling Shares in Creation Units:
•	institutional investors who wish to keep a portion of their portfolio indexed to one or more Underlying Indices, and who choose Shares because they are a cost effective means to do so or because they can be bought and sold intra-day, unlike most traditional open-end investment company securities;

•	arbitrageurs and liquidity suppliers who seek to profit from any slight premium or discount in the market price of individual Shares on the Exchange versus the NAV of those Shares;

•	Authorized Participants who may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on an Exchange; and

•	institutional investors who purchase Creation Units and break them down into the constituent Shares and sell those Shares directly to individual investors.
Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors for whom the Shares will provide a useful, low investment minimum exchange-traded mechanism for investing in the Underlying Indices.
     D. Disclosure Documents
          Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the

Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.
          Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.
          Each Fund’s Registration Statement will conform to the requirements of Form N-1A under the Act.24 Each Fund’s Prospectus will provide a plain English overview of the Fund offered, including its investment objective and investment strategies and the material risks of owning Shares. It also will provide a clear, brief description of the essential features of Shares, including, for example, (1) the manner in which Shares will be traded on an Exchange, including application of trading halt procedures; (2) the identity of the Adviser; (3) information regarding dividend distributions; (4) a basic description of the Underlying Index and the manner in which its value is reported; and (5) the actions, if any, that would be taken by the Fund if its Shares were delisted or if its rights to the use of the Underlying Index are terminated.
          The Distributor will coordinate the production and distribution of Prospectuses or summary prospectuses to Brokers. It will be the responsibility of the Brokers to provide a Prospectus or summary prospectus for every secondary market purchase of Shares. The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Share Owners.

[24]	Form N-1A was recently amended to include certain disclosure obligations applicable to ETFs. See N-1A Amending Release.

     E. Sales and Marketing Materials
          Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Prospectus cover page or summary; (3) the Prospectus will describe the number of shares necessary for issuance or redemption in exchange for the Deposit Securities or Redemption Securities, respectively, and explain that (A) Shares may only be purchased and sold on an Exchange through a Broker and (B) the price of Shares is based on market price; (4) the Prospectus will explain that Shares trade at market prices rather than NAV and that Shares may trade at a premium or discount to their NAV. The Prospectus will also disclose that investors may pay brokerage commissions on their purchases and sales of Shares.25
          Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, the Trust will be marketed as an “exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end

[25]	These disclosure obligations may be augmented or reduced based on the current disclosure requirements of Form N-1A.

fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Units.
     F. Availability of Information Regarding Shares, Fund Investments and Underlying Indices
          1. General
          The following information about the Shares will be publicly disseminated: (1) continuously throughout the regular trading hours on the relevant Exchange (anticipated to be 9:30 a.m. to 4:00 p.m. Eastern standard time) the market value of Shares by the Exchange over the Consolidated Tape and (2) every 15 seconds throughout such regular trading hours, an amount per individual Share representing the sum of the estimated Cash Amount and the current value of the Fund Investments.26 Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV.27 The composition and return of the Underlying Index will be calculated and the total return will be disseminated once each Business Day at the end of the day. The end-of-day values of any

[26]	Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such figures and will make no warranty as to their accuracy.

[27]	Applicants understand that Nasdaq disseminates market-traded fund valuation information via its Nasdaq Index Dissemination Service data feed. This information is currently disseminated to the public through many of the major market data vendors, including Thomson Financial, Reuters, Bloomberg and Standard & Poor’s Comstock.

International Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.
          Each Fund will make available on a daily basis through the Distributor the names and required number of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount, or the All-Cash Payment, as applicable. The NAV for each Fund will be calculated and disseminated daily. As detailed in the Conditions to this Application, the Trust will maintain a website (the “Website”) accessible to all investors at no charge. The Website will publish the current version of the Prospectus and SAI and any summary prospectus, the identity of the Underlying Index for each Fund, as well as additional quantitative information that is updated on a daily basis, including the daily trading volume, closing price and closing NAV for each Fund. Also, Applicants expect that the Exchange will disseminate a variety of data with respect to each Fund on a daily basis; information with respect to recent NAV, net accumulated dividend, final dividend amount to be paid, Shares outstanding, Deposit Securities and total cash amount per Creation Unit, or estimated All-Cash Payment as applicable, will be made available prior to the opening of the Exchange.
          The closing prices of the Funds’ Deposit Securities will be readily available from the relevant Exchanges, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters. In addition, in situations where transactions are effected in consideration of an All-Cash Payment, information regarding Fund Investments will be readily available. Under circumstances where end of day prices of Fund Investments are not be readily available from multiple sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters, Applicants will make information about such Fund Investments available in a manner sufficient to allow market participants to determine intra-day prices. A Fund invested in swaps or futures contracts, for example, will disclose the terms of the instrument, including its reference asset and notional value.
          The current value of the Fund Investments for each Fund will take into account the total value of the Fund Investments, including (1) the notional value of any swaps held by the Fund (together with an indication of the price of the reference asset on which such swap is based and whether the Fund’s position is long or short), (2) the most recent valuation of any swaps held by the Fund, (3) the notional value and number of any futures contracts (together with an indication of the price of the reference asset on which such contracts are based, whether the Fund’s position is long or short and each contract’s expiration date), (4) the most recent valuation of any futures contracts held by the Fund, (5) the Fund’s total assets and the total Shares outstanding, and (6) a “net other assets” figure reflecting expenses and income of the Fund.
          2. Calculation of Intra-day NAV
          An estimated intra-day NAV will be calculated by an independent third party every 15 seconds during the Exchange’s regular trading hours and disseminated every 15 seconds on the Consolidated Tape associated with the Exchange. The estimated NAV will be updated throughout the day to reflect changing prices using multiple prices from independent third party pricing sources. Applicants represent that the estimated NAV will be calculated (1) by an independent third party; (2) using prices obtained from multiple independent third-party pricing sources throughout the day; and (3) in accordance with pre-determined criteria and set parameters so that an individual “price” based on an analysis of multiple pricing sources is obtained for each security in a Creation Deposit.

          Because information about the intra-day prices of Fund Investments should be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intraday value of each Fund’s Deposit Securities and Redemption Securities and each Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities, including circumstances where transactions are effected by means of an All-Cash Payment. As discussed above, information regarding Deposit Securities and Redemption Securities or other Fund Investments should be available to most market participants through a variety of sources, including Exchange websites, subscription services, such as Bloomberg and Reuters, the Trace Reporting and Compliance System (with respect to U.S. fixed-income securities) and other market data services. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on securities from Brokers. In addition, Applicants understand that many Authorized Participants already make markets in the types of securities (or the reference assets on which they are based) that will be included in the Underlying Indices and that, when acting as such, they have access to intra-day prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Fund Investments and the reasonableness of a Fund’s estimated NAV using this information.
          Because information about the intra-day prices of the Fund Investments should be readily available, Applicants expect that Authorized Participants and other market participants will have sufficient information to make their own assessments of the intraday value of each Fund’s Deposit Securities and each Fund’s estimated NAV and to use this information to take advantage of arbitrage opportunities. These types of arbitrage transactions in Shares should, in turn, cause the Shares to trade at prices close to their NAV.

          3. Availability of Fund Information
          A great deal of information will be available to prospective investors about Shares and the Funds. Investors interested in a particular Fund can obtain the Fund’s Form N-SAR, N-CSR, N-Q and N-PX (on the Commission’s website), as well as the annual and semi-annual reports sent to shareholders. In addition, because Shares will be listed and traded on an Exchange, prospective investors are expected to have access to more information about the Fund than is normally available about an open-end fund security. Information regarding market price and trading volumes will be continually available on a real time basis throughout the day via the Consolidated Quote System and Consolidated Tape Association, the Exchange’s website and other electronic services, such as Bloomberg and Reuters. The previous Business Day’s price and volume information may be published daily in the financial section of newspapers. In addition, Applicants expect that Shares will be followed closely by both stock market and mutual fund professionals, who will offer their analysis of why investors should purchase, avoid, hold or sell Shares. In summary, the requirements of the Act (and the rules thereunder) and the Exchange listing of Shares should ensure not only that there is a large amount of data available, but also that such data is packaged, analyzed and widely disseminated to the investing public.
     G. Dividend Reinvestment Service
          The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by Share Owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service that uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Share Owners participating in such a service.

     H. Shareholder Reports
          Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Share Owner at the end of the fiscal year, an annual report containing financial statements audited by independent public accountants and such other information as may be required by applicable laws, rules and regulations. Copies of semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Share Owners.
     I. Third-Party Broker-Dealer Issues
          A Fund’s Registration Statement will disclose that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as the term is used in the Securities Act, may be occurring. Brokers and other persons will be cautioned in the Registration Statement that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.
          For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Registration Statement will disclose that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and that the examples mentioned above should not be considered a complete description of all of the activities that could lead to a categorization as an underwriter.
          The Registration Statement will also disclose that dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on the Exchange is satisfied by the fact that the Fund’s Prospectus is available at the Exchange upon request.
IV. APPLICANTS’ PROPOSAL: INVESTING FUNDS
     A. The Investing Funds
          As discussed above, the Investing Funds will be registered management investment companies and registered UITs that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (a “Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (each, an “Investing Fund Adviser”). Each Investing Management Company may also have one or more investment subadvisers within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadviser”). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

     B. Proposed Transactions
          Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(l)(A) and (B) of the Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Sections 17(a)(1) and (a)(2) of the Act.
     C. Fees and Expenses
          Shares of the Funds are expected to be sold without sales loads and will have average annual total operating expenses that are generally expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
     D. Conditions and Disclosure Relating to the Investing Fund Relief
          Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the Adviser as the primary investment adviser, but may be subadvised by GSAM or a GSAM Affiliate. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the

Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Section l2(d)(1)(A)(ii) and (iii) to disclose in its prospectus that it may invest in ETFs, and to disclose, in “plain English,” the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.
V. IN SUPPORT OF THE APPLICATION
     A. ETF Relief
          1. Request For ETF Relief
          In summary, Applicants seek an order from the Commission permitting: (1) the Funds to issue Shares with limited redeemability that can be traded on an Exchange at market prices; (2) International Funds to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; and (3) affiliated persons of the Funds to buy securities from and sell securities to the Funds in connection with the in-kind purchase and redemption of Shares.
          The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:
if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, the availability of Shares would: (1) provide increased investment opportunities, which should encourage diversified investment; (2) provide in the case of individual tradable Shares, a low-cost security for small- and mid-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (3) provide a security that should be freely available in response to market demand; (4) make available an investment vehicle that would track the selected Underlying Indices more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and potential economies of scale; (5) provide competition for comparable products available in U.S. markets; (6) facilitate the implementation of diversified investment management techniques; and (7) potentially provide a more tax-efficient investment vehicle than most traditional mutual funds.28
          The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests from provisions of the [Act] that inhibit competitive development of new products and new markets offered and sold in or from the United States.”29 The Shares proposed to be offered would provide a new ETF available to both retail and institutional investors. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

[28]	Because creations and redemptions often will be accomplished on an in-kind basis, Funds transacting in-kind generally are not expected to generate capital gains to the same degree as a traditional mutual fund.

[29]	Request for Comments on Reform of the Regulation of Investment Companies, Investment Company Act Release No. 17534 (June 15, 1990), at 84. See also, Protecting Investors: A Half Century of Investment Company Act Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May 1992) (the “Half Century Report”) at 519-521.

          With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned...and the proposed transaction is consistent with the general purposes of [the Act].
          Applicants believe the planned operation of the Funds meets the criteria for an exemption set forth in Section 17(b). The sale and redemption of Creation Units of each Fund will be on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units will be sold and redeemed by a Fund at their NAV. The Creation Deposit for a Fund will be based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions will not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of the proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and those of the Fund as described herein; and are consistent with the general purposes of the Act.
          2. Trading History of Similar Products
          Applicants expect Shares to trade at or close to their NAV. Applicants understand that, to date, most ETFs have consistently traded at, or very close to, their respective NAVs.

During the exceptionally volatile market period encompassing the 9 months ending September 30, 2009, for example:
•	the greatest premium between the daily closing price and the daily NAV of the iShares MSCI Emerging Markets Index Fund was 2.4743% and the greatest discount between the daily closing price and the daily NAV of the Fund was -2.6936%; and

•	the greatest premium between the daily closing price and the daily NAV of the iShares MSCI BRIC Index Fund was 3.2845% and the greatest discount between the daily closing price and the daily NAV of the Fund was -4.7132%
          In light of the fact that the Funds’ structure will be similar to prior ETFs, Applicants expect Shares to trade at or close to NAV. Because each Fund intends to provide investment returns that correspond closely to the total return of its Underlying Index, Applicants believe that there will be an extremely high correlation between the Underlying Indices and the Funds. Applicants believe that this high correlation will tend to minimize tracking error between the performance of the Indices and the return of the corresponding Funds.
          3. The Proposal Does Not Raise Concerns
          Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be similar to those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. Applicants understand that the Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV.
          Although Shares are not yet listed on an Exchange30 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design and structure of

[30]	Applicants are not aware of any characteristics of a Nasdaq listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in shares and oversees trading in shares, the Nasdaq trading system allows numerous specialists who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that Nasdaq’s listing requirements require at least two Exchange Specialists to be registered in Shares in order to maintain their Nasdaq listing and that registered Exchange Specialists on Nasdaq must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on Nasdaq among specialists, many of whom may be Authorized Participants engaging in arbitrage activities should result in a highly efficient and effective market for Shares.

the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for other ETFs. Applicants have made every effort to structure the Funds to provide for adequate portfolio transparency, which they believe is key to enabling efficient arbitrage. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. In light of the efficient arbitrage mechanism inherent in a Fund’s structure, Applicants submit that the secondary market prices for Shares of Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.
          4. Investor Uses and Benefits of the Proposal
          Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these benefits will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. Additionally, Applicants believe that the Funds will provide investors with access to certain asset classes not widely available currently.
          Applicants have made every effort to structure the Funds in a way that would not favor investors creating Shares, redeeming investors and arbitrageurs over retail investors buying and selling in the secondary market. Given that each Fund will be managed to replicate or closely track the total return of its Underlying Index, the Adviser will not have the opportunity to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.
     B. Investing Fund Relief
          1. Request for Investing Fund Relief
          Applicants seek an order from the Commission permitting Investing Funds to acquires Shares in excess of the limitations of the Section 12(d)(1) of the Act and engage in principal transactions with the Funds notwithstanding the prohibitions of Section 17(a) of the Act, in the manner described in this Application.
          With respect to the exemptive relief specified below regarding Sections 12(d)(1)(A) and (B), relief is requested pursuant to Section 12(d)(1)(J) of the Act. Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of the National Securities Markets Improvement Act of 1996 (“NSMIA”), which added Section 12(d)(1)(J) to the Act, directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to the conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adopting of the Act’s restrictions against investment companies are not repeated.31 Applicants submit that the proposed Conditions to the relief requested in this Application adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B), and that the requested exemption is consistent with the public interest and protection of

[31]	See H.R. Rep. No. 62, 104th Cong. 2d Sess., at 43-44 (1996).

investors. Applicants also submit that the proposed transactions are consistent with the congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way,” as the concept of investment companies investing in other investment companies evolves over time.32
          Applicants also are seeking relief from Section 17(a) of the Act for any transactions in Creation Units between a Fund and any Investing Fund that owns 5% or more of a Fund’s Shares before such transaction. Although Applicants believe that most Investing Funds will purchase Shares of the Funds in the secondary market and will not purchase Creation Units directly from a Fund, an Investing Fund that owns 5% or more of a Fund might seek to transact in Creation Units directly with a Fund. Applicants believe that an exemption from Section 17(a) is appropriate under (1) Section 6(c) because the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (2) Section 17(b) because the proposed transactions with respect to the Investing Funds, including the consideration to be paid or received for the Creation Units, is reasonable and fair and does not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund; and will be consistent with the general purposes of the Act.
          The Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

[32]	See Id. at 43-44.

          2. Benefits of the Proposal
          Applicants believe that the opportunity to invest in Shares should provide asset allocation and diversification benefits to Investing Funds and that the shareholders of Investing Funds stand to benefit from the investment strategies that will be used by the Funds. Because Shares can be purchased intra-day during regular market hours of operation, they may be of particular value for Investing Funds that want to make immediate adjustments to their portfolio, temporarily equitize cash or gain exposure to the particular investment strategies offered by the Funds. By investing in Shares, Investing Funds could have the opportunity to (1) quickly invest cash in a liquid instrument that has a specific investment objective; (2) diversify investment exposure; (3) short or hedge index exposure; and (4) easily adjust portfolio exposure to specific index strategies.
VI. LEGAL ANALYSIS: ETF RELIEF
     A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
          Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
          Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Trust could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of the Shares is that their terms provide for such a right to redemption only when the individual Shares are aggregated with a specified number of the other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Unit of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met. In light of this possible analysis, Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.
          Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of individual Shares on the secondary market should not vary substantially from their NAV. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.
          Applicants believe that the Trust’s securities may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants believe that the offering of Shares does not frustrate the purposes underlying the Act. Applicants further believe that providing an exemption to permit the Trust to register as an open-end investment company and issue redeemable Creation Units comprised of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.
     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
          Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the issuer’s prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
          Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price determined by NAV. Shares of each Fund will be listed on an Exchange. The Shares will trade on and away from the Exchange33 at all times on the basis of current bid-ask prices. As a result, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
          The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is limited legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (1) prevent dilution caused by certain riskless-trading schemes

[33]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (3) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.34
          Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares would not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants believe that the Fund portfolios could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit. Therefore, no Broker should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent and index-based, arbitrage activity should ensure that differences between NAV and market prices are minimized.
          Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key

[34]	See Half Century Report at 299-303.

advantage to investors over the once-daily pricing mechanisms of most conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
          Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Sections 22(d) and Rule 22c-1.
     C. Exemption from the Provisions of Section 22(e)
          Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain International Funds under the circumstances described below.35
          Section 22(e) provides that, except under circumstances not relevant to this request:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption....

[35]	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that they may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

          Applicants observe that the settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which Funds will invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Fund Investments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Fund Investments of each International Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. With respect to Future Funds that are International Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. A redemption delivery may be delayed due to the proclamation of new or special holidays36 and the treatment by market participants of certain days as “informal holidays”37 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours). The elimination of

[36]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. The following are examples of short-notice holiday announcements: (1) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (2) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (3) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[37]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

existing holidays or changes in local securities delivery practices38 also could affect the information set forth herein at some time in the future.
          An International Fund’s SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected International Fund.
          Except as disclosed in the Registration Statement for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the International Funds relating to those countries or regions are expected to be made within seven (7) days.
          Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
          Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the expected principal market(s) for the Fund Investments of International Funds. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market

[38]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ changed to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

with benefits to all holders thereof. Applicants expect to utilize in-kind redemptions, although cash redemptions subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds. Applicants are not seeking relief from Section 22(e) with respect to International Funds that do not effect creations or redemptions in-kind.
          If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature of International Funds that redemption payments will be effected within a specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and in light of the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day requirement imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). In consideration of the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
          On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected International Funds.

     D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
          Applicants seek an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or affiliated persons of affiliated persons (“second-tier affiliates”) of the Funds solely as a result of one or more of the following reasons: (1) such affiliated persons or second-tier affiliates own 5% or more, or more than 25%, of all of the Shares of the Trust or one or more Funds; or (2) the affiliated person or second-tier affiliate holds or controls 5% or more, or more than 25%, of the outstanding voting securities of one or more “Affiliated Funds.”39
          Section 17(a) of the Act, in general, makes it:
unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)....
unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that

[39]	Based upon the facts and circumstances of the relationship, Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.
          Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).40
          Section 2(a)(3) of the Act defines an affiliated person as:
(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
          With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”
          If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including an Exchange Specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated

[40]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 SEC 295 (1945) (“Keystone”).

persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section 17(a)(1) could be understood to prohibit these investors from depositing the Deposit Securities with a Fund in return for Creation Units, and likewise, Section 17(a)(2) could be understood to prohibit such persons from receiving the Redemption Securities. Furthermore, one or more investors, or the Exchange Specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an Exchange Specialist, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate purchases and redemptions through in-kind transactions.
          Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to the Trust whether 1 or 1,000 Creation Units exist for a particular Fund. All Creation Units will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeeming investors. Deposit Securities will be valued in the same manner as those Redemption Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeeming investor.
          Applicants also note that the ability to take deposits and make redemptions in-kind could help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. Applicants believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because the securities at issue will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
          Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act to the extent necessary to permit all persons that may be deemed affiliated persons by virtue of a 5% ownership or an ownership in excess of 25% (and affiliated persons of such affiliated persons, so long as they are not otherwise affiliated persons of the Trust or the Funds) to purchase and redeem Creation Units in-kind. For the reasons set forth above, Applicants believe that (1) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (2) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
VII. LEGAL ANALYSIS: INVESTING FUND RELIEF
     A. Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)
          1. Section 12(d)(l)
          Section 12(d)(1)(A) of the Act, in general, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(l)(B) of the Act, in general, prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit

Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
          2. Concerns Underlying Sections 12(d)(1)(A) and (B)
          Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.41 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.42 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.43
          Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).44 These abuses included: (i) the threat of

[41]	See House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[42]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[43]	See House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[44]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 10-11 (1970).

large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).45
          Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.
               i. Threat of Large-Scale Redemptions
          Applicants’ submit that their proposed Conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 to this Application limits the ability of an Investing Fund’s Advisory Group (as defined below) and an Investing Fund’s Subadvisory Group (as defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. An “Investing Fund’s Subadvisory Group” is defined as the Investment Fund Subadviser, any person controlling,

[45]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.
          Condition B.2 prohibits Investing Funds, including the GSAM Subadvised Funds, and Investing Fund Affiliates (as defined below) from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate (as defined below). For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.
          Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund, including a GSAM Subadvised Fund, and certain affiliates of an Investing Fund, to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates (as defined below)). For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. In addition, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
          Condition B.9 is intended to ensure that the board of directors and the investment adviser or Trustee (as defined below) and Sponsor of the Investing Fund, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Trust (or Future Fund if it is not a series of the Trust) and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).
          A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.
               ii. Layering of Fees and Expenses
          The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;46 (2) fund holding companies subject their investors to two layers of advisory fees;47 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company

[46]	See PPI Report at 319-320.

[47]	See Id. at 318-319.

may also be subject to a second layer of sales charges on their purchases of shares of the holding company.
          Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the facts as described by this Application: (1) the overall expenses for the Funds will be relatively low; (2) the Funds can be used to expand investment opportunities by the Investing Funds, including the GSAM Subadvised Funds, and will provide investment services to the Investing Funds, including the GSAM Subadvised Funds, that will likely differ from, and do not merely duplicate the advisory services provided by the Investing Funds; and (3) the Funds do not expect to impose sales loads on the purchase of shares so that shareholders of the Investing Funds will not pay a second layer of sales changes in connection with the investment of the Funds.
          Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
          Also, in addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, an Investing Fund Adviser, including with respect to a GSAM Subadvised Fund, or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Subadviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Subadviser or an affiliated person of the Investing Fund Subadviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.
               iii. Diversification Benefits
          The PPI Report found that the diversification benefits for fund holding companies “were largely illusory.”48 Investing Fund shareholders, including GSAM Subadvised Fund shareholders, stand to benefit from investment strategies that utilize the Funds because the Funds may offer instant diversification by providing investors with immediate and liquid exposure to a variety of market indices, countries and sectors, as well as different investment styles.
          In finding that the diversification benefits for fund holding companies were “largely illusory,” the PPI Report noted that “a mutual fund itself offers diversification in spreading its investments over a number of companies in different industries” and that “diversification upon diversification does not result in greater safety in proportion to the number of layers imposed on the original investment.”49 Applicants submit that, for the reasons

[48]	PPI Report at 320.

[49]	Id.

discussed herein, shareholders of Investing Funds, including GSAM Subadvised Funds, will benefit from investment strategies that utilize the Funds.
               iv. Complex Structures
          The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.50 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”51 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds, including GSAM Subadvised Funds. Applicants further submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.
          Shares may provide Investing Funds, including the GSAM Subadvised Funds, with an easy way to gain instant exposure to a diversified portfolio through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares of a Fund to quickly and easily: invest cash in a liquid instrument that has a specific investment objective; (2) diversify investment exposure; (3) short or hedge index exposure; and (4) adjust portfolio exposure to specific index strategies. In addition, Shares will be bought and sold on Exchanges like other listed securities throughout the

[50]	See PPI Report at 321.

[51]	Id. at 320.

trading day at market prices close to NAV, can be purchased or sold by limit order, and will be valued on a real time basis. ETFs are already being used by funds for these purposes, particularly for use as a “place to park cash.”52 In addition, there are a number of mutual funds that have been set up expressly to invest in ETFs.53
          In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or otherwise permitted by an exemptive order of the Commission. Applicants note that this Condition would not prevent a Fund from operating a in a fund-of-funds structure as a general matter. Rather, this Condition would preclude a Fund from allowing an Investing Fund to rely on the Order to purchase Shares in excess of the limitations of Section 12(d)(1).
          Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Investing Fund Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Investing Funds should be the same.
     B. Sections 17(a), 17(b) and 6(c)
          Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to

[52]	Allison Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001, at 3).

[53]	See Id.

sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
          Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company on a principal basis. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or a second-tier affiliate, of the Investing Fund. As a result of that affiliation, direct, in-kind sales and redemptions of a Fund’s Shares with an Investing Fund could be prohibited.
          Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:
1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

2)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

3)	the proposed transaction is consistent with the general purposes of the Act.
As noted above, Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a).54 Accordingly, Applicants also seek relief under Section 6(c).
          Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the

[54]	See Keystone.

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
          Section 17(a) of the Act was designed to prohibit self-dealing and other forms of overreaching of a fund by its affiliates. The section addresses self-dealing by prohibiting a purchase or sale transaction involving a fund when an affiliate of the fund is a party to the transaction and has both the ability and the pecuniary incentive to influence the actions of the investment company.55 For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve self-dealing or overreaching by affiliated persons.
          Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching or self-dealing. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.56
          Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by

[55]	Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15, 2001); ING Series Fund, Inc., SEC No-Action Letter (April 30, 2008).

[56]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. The requested relief, however, would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.
          Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
VIII. DISCUSSION OF PRECEDENT
     A. ETF Relief
          Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is substantially the same as the exemptive relief obtained by previous applicants.57 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is substantially the same as the exemptive relief obtained by previous applicants.58 Applicants’ requested relief with respect to Section 22(e) is substantially the same as the exemptive relief obtained by previous

[57]	See, e.g., iShares Operating Orders, PowerShares Order and IndexIQ Order.

[58]	See, e.g., iShares Operating Orders, PowerShares Order and IndexIQ Order.

applicants.59 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is substantially the same as the exemptive relief obtained by prior applicants with respect to the transactions between funds and their affiliated persons.60
     B. Investing Fund Relief
     Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is substantially the same as the exemptive relief obtained by previous applicants.61
IX. EXPRESS CONDITIONS TO THIS APPLICATION
     Applicants agree that any order of the Commission granting the requested Relief will be subject to the following Conditions:
     A. ETF Relief
     Applicants agree that any Order granting the requested ETF Relief will be subject to the following Conditions:
1.	Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an Participation Agreement with the Fund regarding the terms of the investment.

2.	As long as the Trust operates in reliance on the requested Order, Shares will be listed on an Exchange.

3.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund only in Creation Units. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability

[59]	See, e.g., PowerShares Order and IndexIQ Order.

[60]	See, e.g., iShares Operating Orders, PowerShares Order and IndexIQ Order.

[61]	See, e.g., iShares Section 12(d)(1) Order, PowerShares Order and IndexIQ Order.

will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.	The Website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such closing price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.	The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

6.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule promulgated under the Act that provides relief permitting the operation of index-based exchange-traded funds.
     B. Investing Fund Relief
          Applicants agree that any Order granting the requested Investing Fund Relief will be subject to the following Conditions:
1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existing of any underwriting or selling syndicate of which a principal underwriter is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee, or Sponsor is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriter.”

7.	The Board of the Trust, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an

Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or otherwise permitted by an exemptive order of the Commission.
X. NAMES AND ADDRESSES
          Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this Application should be directed to:
Peter V. Bonanno
Goldman Sachs Asset Management, L.P.
32 Old Slip
New York, New York 10005
with copies to:

Margery K. Neale
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

          Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing. Applicants have attached as exhibits to the Application the required verifications.

XI. AUTHORIZATION AND SIGNATURES
          Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.
     A. Goldman Sachs ETF Trust
          Peter V. Bonanno is authorized to sign and file this document on behalf of Goldman Sachs ETF Trust pursuant to the authority granted to him under the Agreement and Declaration of Trust as the sole trustee of the Trust.

GOLDMAN SACHS ETF TRUST

By:	/s/ Peter V. Bonanno

Name: Peter V. Bonanno
Title: Trustee
Date: December 24, 2009

     B. Goldman Sachs Asset Management, L.P.
          As a managing director of Goldman, Sachs & Co., Peter V. Bonanno is authorized to sign and file this document on behalf of Goldman Sachs Asset Management, L.P. pursuant to Section 2.05 of Goldman Sachs Asset Management, L.P.’s Amended and Restated Agreement of Limited Partnership which provides, in relevant part, that “[e]ach individual at the vice-president level and higher who is working in or for the Investment Management Division or Legal, Compliance and Management Controls Department of Goldman, Sachs & Co. shall be an officer and authorized signatory of [Goldman Sachs Asset Management, L.P.] and is authorized to execute and deliver any and all documents, contracts and agreements on behalf of [Goldman Sachs Asset Management, L.P.]...”

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Peter V. Bonanno

Name: Peter V. Bonanno
Title: Secretary (Managing Director of Goldman, Sachs & Co.)
Date: December 24, 2009

     C. Goldman, Sachs & Co.
          Peter V. Bonanno is authorized to sign and file this document on behalf of Goldman, Sachs & Co. pursuant to his authority as a Managing Director of Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

By:	/s/ Peter V. Bonanno

Name: Peter V. Bonanno
Title: Managing Director
Date: December 24, 2009

ANNEX A
VERIFICATIONS
     A. Verification of Application and Statement of Fact
          1. Goldman Sachs ETF Trust

State of New York	)

) ss:

County of New York	)
          In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Goldman Sachs ETF Trust; that he is the sole trustee of such trust; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter V. Bonanno

Name: Peter V. Bonanno
Date: December 24, 2009

          2. Goldman Sachs Asset Management, L.P.

State of New York	)

) ss:

County of New York	)
          In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Goldman Sachs Asset Management, L.P.; that he is a Managing Director of Goldman, Sachs & Co. and as such has the authority to sign and file this document on behalf of Goldman Sachs Asset Management, L.P.; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter V. Bananno

Name: Peter V. Bananno
Date: December 24, 2009

          3. Goldman, Sachs & Co.

State of New York	)

) ss:

County of New York	)
          In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Goldman, Sachs & Co.; that he is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter V. Bonanno

Name: Peter V. Bonanno
Date: December 24, 2009

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